AMENDMENT TO ASSET PURCHASE AGREEMENT
                      -------------------------------------


         This AMENDMENT TO ASSET PURCHASE AGREEMENT is entered into this 27th day of November 1998 by and between Music Technologies, Inc., a Michigan corporation ("Seller") and Muzak Limited Partnership, a Delaware limited partnership ("Buyer").

                                 R E C I T A L S

A. The parties entered into an Asset Purchase Agreement dated October 28, 1998, with associated Schedules and Exhibits (collectively the "Asset Purchase Agreement").

B. The parties wish to amend the Asset Purchase Agreement to reflect, among other things, the exclusion of the contract between Kmart Corporation and Seller (the "Kmart Contract") from the definition of "Customer Contracts," to reflect the fact that Seller is retaining the right to engage in the Music Business to provide business music to Kmart, and to reflect the fact that Seller is retaining the right to engage in the Music Business to provide business music to Kmart, and to reflect the fact that certain conditions set forth in the Asset Purchase Agreement have been satisfied.

         NOW, THEREFORE, the parties agree as follows:
         The following sections of the Asset Purchase Agreement are amended as follows:

      1. Section 1.1.2 and Schedule 1.1.2. The Kmart Contract is expressly excluded from the definition of "Customer Contract" and "Assets." The reference herein to $46,000 shall be changed to $43,000.

      2. Section 1.1.4. The "Satellite Contracts" shall exclude the software licenses (if any), which are required by the Seller in order to service the Kmart contract. To the extent that the software licenses are required to operate systems both related to the Kmart contract and the other contracts Buyer and Seller agree to the extent legally permissible to share such licenses.

      3. Section 1.2. The definition of "Excluded Assets" shall include the Kmart Contract and the software licenses identified in paragraphs 1 and 2 above, as well as Usable Inventory and Distribution System Assets which are used by MTI to service the Kmart account. To the extent that the same equipment is required to operate systems both related to the Kmart contract and the other contracts Buyer and Seller agree to the extent legally permissible and physically possible to jointly use such equipment.

      4. Section 3.1. Section 3.1 is deleted in its entirety and is substituted with the following:


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                  Consideration for Assets. The full consideration for the
                  Assets shall be Ten Million Eight Hundred and Sixty Thousand Dollars ($10,860,000), plus the dollar value of the Usable Inventory (the "Purchase Price"), subject to adjustments to the Escrowed Funds (as hereinafter defined) pursuant to
                  Section 3.2. Buyer shall pay the lower of Seller's cost or the fair market value for the Usable Inventory. For purposes of this paragraph, "fair market value" shall be net of any costs of reconditioning, and the cost of making the equipment compatible with Buyer's system. If the parties cannot agree on the dollar value of one or more items of useable Inventory, such item(s) shall remain the property of Seller. At the Closing, subject to the terms and conditions of this Agreement, Buyer shall (a) pay to Seller Nine Million One Hundred Twenty Thousand Dollars ($9,120,000) (subject to the adjustment, if any, set forth in Section 3.1.1), plus the dollar value of the Usable Inventory, all by wire transfer of immediately available funds (the "Closing Payment"), (b deposit Four Hundred Fifty Thousand Dollars ($450,000) in escrow (the "Escrowed Funds") with Pacific Northwest Title Company (or other mutually agreeable third party) as escrow agent (the "Escrow Agent") pursuant to an escrow agreement to be entered into among Buyer, Seller and the Escrow Agent substantially in the form of Exhibit 3.1 for disbursement in accordance with Section 3.3 and (c) assume the Assumed Obligations.

      5. Section 3.1.1. The reference to $600,000 in Section 3.1.1 is hereby changed to $450,000.


      6. Section 3.1.2. The first paragraph of Section 3.1.2 is deleted and the following is hereby substituted in its place:

                  Deferred Payment. On the Adjustment Date, Buyer shall pay to Seller One Million Two Hundred Ninety Thousand Dollars ($1,290,000) (the "Deferred Payment") by wire transfer of immediately available funds. If any Deferred Payment Contract has not been executed by the Adjustment Date, the Deferred Payment shall be reduced by an amount equal to 30 times the expected Recurring Monthly Billings for such Deferred Payment Contract.


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
      7. Section 3.2.1. The phrase "and/or equipment" is deleted from the definition of "Recurring Monthly Billings."

                  The reference to $600,000 in Section 3.2.1 is hereby changed to $450,000.

      8. Section 4.2.8. The reference to $219,750 is hereby changed to $160,000.

      9. Section 5.9. Notwithstanding the first sentence of Section 5.9, the parties acknowledge that the Kmart Contract is an agreement of the Seller, used by the Seller in connection with the Music Business. However, the parties acknowledge and agree that the Kmart Contract is excluded from the definition of "Customer Contracts."

      10. Section 5.11. The existing Section 5.11 of the agreement is hereby deleted and the following is substituted in its place:

                  "Distribution System Assets. The Satellite Contracts and Distribution System Assets constitute all of the assets necessary to operate Seller's music and messaging system (except with regard to the Kmart contract) as currently operated when used in conjunction with the assets described in
                  Section 1.1.1 of this Agreement."

      11. Section 7. Buyer acknowledges and agrees that it has completed the first and second stage of due diligence, and such due diligence has been completed to Buyer's satisfaction. It is however acknowledged that the completion of the due diligence remains subject only to paragraphs 1 and 2 of the letter dated November 13, 1998 from Buyer's counsel to Seller's counsel related to the completion of the first stage of due diligence.

      12. Section 8.6. Buyer acknowledges and agrees that the acquisition financing condition set forth in Section 8.6 has been satisfied.

      13. Section 8.7. Buyer acknowledges and agrees that the due diligence condition in Section 8.7 has been satisfied.

      14. Section 8.10. Section 8.10 is deleted in its entirety and the following is substituted in its place:

                  Cancellation of Customer Contracts. There shall have been no cancellation, notice of cancellation, or any other event that would reasonably result in the cancellation of any Customer Contract which would result in a reduction of the Closing Payment under Section 3.1.1 by more than Four Hundred Fifty Thousand Dollars ($450,000).


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
      15. Section 9.5. Seller acknowledges that the acquisition financing condition set forth in Section 9.5 has been satisfied.

      16. Section 9.6. Section 9.6 is deleted in its entirety and the following is substituted in its place:


                  Cancellation of Customer Contracts. There shall have been no cancellation, notice of cancellation, or any other event that would reasonably result in the cancellation, of any Customer Contract which would result in a reduction of the Closing Payment under Section 3.1.1 by more than Four Hundred Fifty Thousand Dollars ($450,000).

      17. Section 11.2. The parties acknowledge that the covenant of Buyer set forth in Section 11.2 (Financing Commitment) has been satisfied.

      18. Section 12.3. Section 12.3 is hereby deleted and the following is substituted in its place.

                  Limitation on Indemnity. Each party's indemnification obligations hereunder shall be limited to Eight Hundred Thousand Dollars ($800,000), except with respect to breaches by Seller of the representations and warranties contained in Sections 5.3, 5.4 and/or 5.6 (as to which breaches Seller's liability shall be unlimited). Escrowed Funds shall not be used by either party to satisfy its respective indemnification obligations. Each party's right to seek indemnification from the other party with respect to Customer Contracts shall terminate one year after the Closing Date, and each party's right to seek indemnification from the other party with respect to Designated Customer Contracts shall terminate one year after the Adjustment Date.

      19. Section 14. Notwithstanding the language of Section 14, Buyer acknowledges and agrees that it shall not interview or hire any of Seller's employees who are engaged in the business of assisting Seller provide services to Kmart, except as agreed upon, in writing, by the parties.

      20. Exhibit 3.2.3 -- Non-Compete Agreement.

      A. The following paragraphs shall be added to the end of Section 1 of the Non-Competition Agreement.


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
                  "Nothing herein shall restrict MTI or Owner from engaging in activities in the Business, to the extent reasonably necessary or desirable to enable MTI or Owner to continue selling Business Music services and other recurring music-related in-store business services within the United States to Kmart.

                  In addition, in consideration of the mutual covenants contained in the Asset Purchase Agreement, for the period of the Muzak Non-Compete Period as hereinafter defined, Muzak and its affiliates, jointly and severally, covenant and agree that they, either directly or indirectly, whether or not through others acting as such party's employee or agent, shall not compete with MTI in the business of selling business music services or other recurring music-related in-store business services, in the United States and Puerto Rico, covered by the then existing contract between MTI and Kmart, provided that should Kmart extend its services provided under the contract to any of its affiliates then the provisions of this non-compete agreement would apply. For purposes of this Agreement, the term "Compete" and will mean "starting, acquiring, or obtaining any equity interest (except for non-controlling investments in mutual funds or publicly-traded companies without any participation in the management thereof) in or otherwise engaging in business music services and other recurring music-related in-store business services within the United States to Kmart. The "Muzak Non-Compete Period" shall mean the shorter of: (a) ten (10) years; or, (b) twelve (12) months after MTI or its successors or assigns ceases providing business music services to Kmart.

                  As used in this Agreement, "Kmart" shall mean Kmart Corporation, and its present and future affiliates, its successor or assigns notwithstanding anything contained in this Section 20A to the contrary, all geographic references in this Section 20A shall apply to Kmart's existing music-related in-store business services in the United States and Puerto Rico, but shall include any such services worldwide in the event Kmart so expands its music-related in-store business services.

      B. Section 2 of the Non-Compete Agreement is modified by adding the following at the end of Section 2:


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
                  "During the Muzak Non-Compete Period, Muzak and its Affiliates shall not, unless the parties agree otherwise in writing, (1) solicit or attempt to solicit any persons employed by MTI who are engaged by MTI in whole or in part to service Kmart, to become employed in any business, including persons becoming employed by MTI upon this closing of MTI's sales of assets to Muzak; or (2) induce or attempt to induce any customer, supplier, licensee or other business relation of MTI, which relation is used by MTI for purposes of servicing the Kmart account, to cease doing business with MTI, or in any way to interfere with the relationship between MTI and Kmart or any business relation which assists MTI in servicing Kmart."

      C. The provisions of Section 3 of the Non-Compete Agreement shall be deemed applicable to Muzak and its affiliates, mutatis mutandis, with respect to Muzak's promise of non-competition and non-interference contained herein.

      21. Advertising Agreement. The Advertising Agreement, Exhibit 4.2.5 to the Asset Purchase Agreement, is amended to confirm that Kmart Corporation (and its present and future Affiliates), to the extent it continues to be serviced by MTI or its successors or assigns, are excluded from the definition of "Exclusive Customers" and "Non-Exclusive Customers," and no advertising payment under
Section 2 of the Advertising Agreement shall be due from MTI to Muzak in respect of services rendered to Kmart. With respect to Sections 1 and 2 of the Advertising Agreement, Buyer acknowledges and agrees that Kmart (and its present and future Affiliates) are excluded from the definition of "Exclusive Customers" and "Non-Exclusive Customers" and that no advertising payments shall be due from MTI to Muzak in respect of any revenues received by MTI with respect to Kmart.

      The third to last sentence of Section 4.a. of the Advertising agreement shall be deleted in its entirety and the following substituted in its place:
"Without limiting the generality of the foregoing, the parties agree that if a Sale of Muzak's Business (as defined above) shall be consummated while this Agreement is in effect such purchaser: i) shall assume Muzak's obligations under this Agreement; and ii) if Muzak has ceased all of its operations as a separate entity following such sale (or, in lieu of such cessation, the "Sale of Muzak's Business" is structured as an equity unit sale or merger in which the Muzak entity is the survivor entity and Muzak's current owners have less than a controlling interest in such survivor entity), then the purchaser of Muzak can elect, by delivering written notice of such election to MTI at anytime during the 90 day period immediately following the consummation of the Sale of Muzak's Business, to have the non-competition prohibitions described in this paragraph 4.a only apply to the Exclusive Customers, Kmart, and to those Non-Exclusive



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
Customers with whom MTI has established an advertising arrangement prior to the date of MTI's receipt of such notice of election (which election shall be effective sixty (60) days following MTI's receipt of the notice of election).

      22. Capitalized Terms. Capitalized terms not otherwise defined in this Agreement have the same meaning as ascribed to them in the Asset Purchase Agreement. As used in this Amendment, Kmart" shall mean Kmart Corporation, its successors and assigns."

      23. No Other Modification. Except as expressly modified herein, the Asset Purchase Agreement shall remain in full force and effect. The provisions of
Section 15 (Miscellaneous) of the Asset Purchase Agreement are hereby incorporated by reference.

      24. Counterparts/Facsimile Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which taken together shall constitute one and the same instrument. The parties agree that a signature of this Agreement obtained by facsimile machine will be binding as an original.

      25. Schedule 3.4. The attached Schedule 3.4 replaces Schedule 3.4 attached to the Asset Purchase Agreement.

         IN WITNESS WHEREOF, the parties have signed this Amendment to Asset Purchase Agreement as of the date written above.


                                MUSIC TECHNOLOGIES, INC.

                                By: /s/ Lorraine Golden
                                    ---------------------------------------
                                    Lorraine Golden, President



                                MUZAK LIMITED PARTNERSHIP

                                By: /s/ Brad D. Bodenman
                                    ---------------------------------------
                                    Brad D. Bodenman,
                                    Chief Financial Officer

                                  SCHEDULE 3.4

The purchase price shall be allocated to the cost of inventory at the agreed upon amount, the deposits associated with the satellite contracts listed in
Schedule 1.1.4 for $50,000, equipment listed in Schedule 1.1.5 and the cost of software listed in 1.1.4 for approximately $1,800,000 and customer contracts and goodwill for $9,010,000.


This schedule will be updated to a date near the time of closing.










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